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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERRIMACK VALLEY INVESTMENTS, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 Merrimack Street
                            (No. and Street)

Haverhill, Massachusetts   01831
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathleen A. Levasseur   (978) 374-0561
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosatone & Bell, LLC
                      (Name – if individual, state last, first, middle name)

116 Summer Street   Haverhill, Massachusetts   01830
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED

MAR 3 1 2005

THOMSON
FINANCIAL

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kathleen A. Levasseur__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Merrimack Valley Investments, Inc.__ , as
of __December 31, 2004__ , 20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__Security Accounts of Principal Officers and Directors that are Classified__

__as Customer Accounts   (Debits $332; Credits $630)__

_____
Signature

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERRIMACK VALLEY INVESTMENT, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS

Rosatone & Bell, LLC

Certified Public Accountants, Auditors,
Tax and Financial Consultants

Independent Auditors' Report

To the Board of Directors and Stockholders
of Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

      We have audited the accompanying statement of financial condition of Merrimack Valley Investment, Inc. as of December 31, 2004, and the related statements of income and retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimack Valley Investment, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

      Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haverhill, Massachusetts
February 20, 2005

16 Summer Street, Haverhill, MA 01830-1116 • (978) 372-8222, (978) 373-3444
823 Lafayette Road, P.O. Box 2450, Seabrook, NH 03874-2450 • (603) 474-5563, (978) 462-7282
Haverhill Fax: (978) 521-0596   Seabrook Fax: (603) 474-5096

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 549,599
Cash Segregated Under SEC Regulations	214,306
Deposits with Clearing Organization and Others	23,600
Receivable from Customers and Non Customers	8,879
Prepaid Expenses	578
Exchange Membership, at cost	5,000
Furniture, Fixtures & Leasehold Improvements (Note A)	9,173
Marketable Securities, at market value	196,458
TOTAL ASSETS	$ 1,007,593

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Payable to Customers and Non Customers	$ 181,582
Payable to Clearing Organizations	2,996
Accrued & Deferred Expenses	8,026
	192,604

Commitments and Contingent Liabilities:

Liabilities Subordinated to Claims of General Creditors	383,412

Stockholders Equity:

Common Stock, 1 cent par value, 1,000,000 sh. auth., 805,000 sh. issued, 360,000 outstanding	7,500
Additional Paid-In Capital	239,690
Retained Earnings	287,387
Less: Treasury Stock, 445,000 sh. at cost	(103,000)
Total Stockholders' Equity	431,577
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,007,593

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:

Commissions	$ 189,979
Principal Profits	453
Service Fees and Shipping Charges	24,646
Trading Gains	35,118
Interest and Dividends	24,816
	275,012

EXPENSES:

Employee Compensation and Benefits	72,415
Registered Representatives' Compensation	2,120
Commissions, Clearing, Floor Brokerage	26,009
Communications	15,305
Taxes, Other than Income	8,863
Rent, Occupancy	38,000
Other Operating Expenses	83,151
	245,863

INCOME BEFORE INCOME TAXES	29,149
INCOME TAX (EXPENSE) BENEFIT	(7,970)
NET INCOME	21,179
RETAINED EARNINGS, JANUARY 1, 2004	266,208
RETAINED EARNINGS, DECEMBER 31, 2004	$ 287,387

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated Liabilities at January 1, 2004	$ 458,412
Current Year Changes	(75,000)
Subordinated Liabilities at December 31, 2004	$ 383,412

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 21,179
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation	10,021
Deferred Taxes	6,848
Unrealized Trading Gains	(35,118)
(Increase) Decrease in Operating Assets:	
Deposits with Clearing Organizations	(2,600)
Net Receivables from Customers and Non Customers	23,260
Prepaid Expense	(145)
Securities Owned, net	(465)
Increase (Decrease) in Operating Liabilities:	
Payables to Customers and Non Customers	(23,850)
Net Payables to Brokers, Dealers and	
Clearing Organizations	(8,129)
Accrued Expenses	2,896
NET CASH (USED) BY OPERATING ACTIVITIES	(6,103)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of Fixed Assets	(534)
NET CASH (USED) BY INVESTING ACTIVITIES	(534)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of Subordinated Liabilities	(75,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(75,000)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(81,637)
CASH, JANUARY 1, 2004	845,542
CASH, DECEMBER 31, 2004	$ 763,905

SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

The Company had no noncash investing and financing activities for the year ended December 31, 2004.

No interest was paid for the year ended December 31, 2004. Income taxes paid for the year was $1,267.

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balances at January 1, 2004	$ 7,500	$239,690	$(103,000)	$ 266,208
2004 Net Income				21,179
Balances at December 31, 2004	$ 7,500	$239,690	$(103,000)	$ 287,387

The accompanying notes are an integral part of these financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

       The Company, located in Haverhill, Massachusetts, is a securities broker - dealer involved in buying and selling of securities on the Boston Stock Exchange.

Basis of Accounting

       The Company generally maintains its books and accounts on the accrual basis. There are no significant differences in income for financial and tax purposes.

Revenue and Expenses

       Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

Property and Equipment

       Property and Equipment are stated at cost at the date of acquisition. Depreciation is computed under the straight-line method over the estimated useful lives of the assets. Costs of repairs and maintenance are charged to expense as incurred while costs of significant renewals and betterments are capitalized. Total property and equipment and accumulated depreciation at December 31,2004 amounted to $138,013 and $128,840 respectively.

Marketable Securities

       Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash and Cash Equivalents

       For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE A: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (continued)

<u>Income Taxes</u>

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the difference in depreciation methods for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax benefits exist due to net operating losses of $2,701 available to offset taxable income from future periods. These operating losses expire in 2022.

The income tax provision consists of the following:

Federal Income Tax , net	$ 3,868
State Income Tax , net	4,102
	$ 7,970

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: <u>CASH SEGREGATED UNDER SEC REGULATIONS</u>

Cash of $214,306 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE C: <u>RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION</u>

The components of receivables from and payables to brokers, dealers and clearing organizations consist of securities failed to receive and deliver at December 31, 2004 all of which are outstanding less than 30 days. "Fails" represent the value of securities which have not been received or delivered by settlement date.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D: RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for these receivables. Such collateral is not reflected in the financial statements.

NOTE E: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The related party borrowings under subordination agreements at December 31, 2004 are as follows:

Subordinated notes, 9%, due August, 2005	$ 9,992
Subordinated notes, 9%, due September, 2005	5,000
Subordinated notes, 9%, due October, 2005	20,000
Subordinated notes, 9%, due October, 2005	161,820
Subordinated notes, 9%, due October, 2005	156,600
Subordinated notes, 9%. due January, 2006	5,000
Subordinated notes, 9%, due March, 2007	25,000
	$ 383,412

Maturities of liabilities subordinated to claims of general creditors are as follows:

Year Ended December 31	Amount
2005	$ 353,412
2006	5,000
2007	25,000
	$ 383,412

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commissions uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE F: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

The Company had no fully paid and excess margin securities for which instructions to reduce the possession or control had been issued as of the report date.

NOTE G: ' NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-c3-1), which requires the maintenance of minimum net capital. At December 31, 2004, the Company had net capital of $771,754 which was $521,754 in excess of its required net capital of $250,000.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE H: LEASE OBLIGATION

The Company leases, under a tenancy-at-will lease agreement, premises and equipment from a related realty trust. The rent paid under this lease in 2004 was $56,000.

The current lease obligation to the realty trust is $3,167 per month for occupancy rent and $1,500 per month for equipment lease.

NOTE I: PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company and are not to exceed 15% of the total compensation paid to eligible participants. No contributions were made to the plan for the year ended December 31, 2004.

SUPPLEMENTAL
INFORMATION

SCHEDULE I
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital		$ 431,577
Add: Liabilities Subordinated to the Claims of General Creditors Allowable in Computation of Net Capital		383,412
Total Capital and Allowable Subordinated Liabilities		814,989
Deductions and/or Charges:		
Non-Allowable Assets		
Exchange Memberships	5,000	
Equipment and Improvements	9,173	
Other Assets	762	14,935
Net Capital Before Haircuts on Securities Positions		800,054
Haircuts on Securities:		
Trading and Investment Securities		
Stocks and Warrants	27,278	
Other Securities	1,022	28,300
Net Capital		$ 771,754

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 250,000
Excess Net Capital	$ 521,754
Excess Net Capital at 1000%	$ 770,910

AGGREGATE INDEBTEDNESS

Total AI Liabilities from Statement of Financial Condition	$ 192,333
Deduct: Adjustment Based on Deposits in Special Reserve Bank Accounts	183,898
Total Aggregate Indebtedness	$ 8,435
Percentage of Aggregate Indebtedness to Net Capital	1%

MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2004	$ 772,091
Audit Adjustments:	
Net (Decrease) in Total Ownership Equity	(17,867)
Net Decrease in Non-Allowable Assets	17,533
Net (Increase) in Haircuts on Securities	(3)
Net Capital Per Above	$ 771,754

SCHEDULE II
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

CREDIT BALANCES

Free Credit Balances and Other Credit Balances
    in Customers' Security Accounts $ 181,429
Customer Securities Failed to Receive   2,996
     184,425

DEBIT BALANCES

Debit Balances in Customers' Cash Accounts
    Excluding Unsecured Accounts and Accounts
    Doubtful of Collection Net of Deductions
    Pursuant to Rule 15c3-3   9,284

RESERVE COMPUTATION

Excess of Total Credits Over Total Debits $ 175,141

Excess of Total Credits Over Total Debits at
    105% $ 183,898

Amount Held on Deposit in Reserve Bank Accounts $ 214,306

No material differences exist between the audited Computation of Rule 15c3-3 Reserve Requirements and the corresponding unaudited computation as done by Merrimack Valley Investment, Inc.

Rosatone & Bell, LLC

Certified Public Accountants, Auditors,
Tax and Financial Consultants

SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT

Board of Directors
Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

In planning and performing our audit of the financial statements of Merrimack Valley Investment, Inc. for the year ended December 31, 2004 we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance in the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Merrimack Valley Investment, Inc. that we considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16 Summer Street, Haverhill, MA 01830-1116 • (978) 372-8222, (978) 373-3444
823 Lafayette Road, P.O. Box 2450, Seabrook, NH 03874-2450 • (603) 474-5563, (978) 462-7282
Haverhill Fax: (978) 521-0596   Seabrook Fax: (603) 474-5096

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objective.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Haverhill, Massachusetts
February 20, 2005